            Filed by VPC Impact Acquisition Holdings  III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

December 2021

Disclaimer Additional Information and Where to Find It In connection with the proposed business combination (the “Business Combination”) with Dave Inc. (“Dave”), VPC Impact Acquisition Holdings III, Inc. (“VPCC”) filed a registration statement on Form S-4, as amended (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 9, 2021. VPCC has filed with the SEC a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) relating to the Business Combination. On or about December 10, 2021, VPCC commenced mailing of the Definitive Proxy Statement/Prospectus to its stockholders of record as of the close of business on November 12, 2021.This communication is not a substitute for the Definitive Proxy Statement/Prospectus that is both the proxy statement distributed, or to be distributed, to holders of VPCC’s common stock in connection with its solicitation of proxies for the vote by VPCC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Business Combination. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DAVE, VPCC, THE BUSINESS COMBINATION AND RELATED MATTERS. The Definitive Proxy Statement/Prospectus will be or has already been mailed to stockholders of VPCC as of November 12, 2021, the record date established for voting on the Business Combination. VPCC’s stockholders are also be able to obtain copies of the Definitive Proxy Statement/Prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from VPCC upon written request to VPCC by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606. No Oer or Solicitation This communication is for informational purposes only and is not intended to and shall not constitute an oer to sell or the solicitation of an oer to sell or the solicitation of an oer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such oer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or securityholder. However, VPCC, Dave, and certain of their respective directors and executive ocers may be deemed to be participants in the solicitation of proxies from VPCC’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding VPCC directors and executive oicers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public oering, and other reports which are filed with the SEC. Additional information regarding the participants is also included in the Registration Statement that includes Definitive Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.

Disclaimer Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the anticipated closing date of the Business Combination, Dave’s strategic plans and expectation for growth and new products offerings and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Dave’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Dave’s and VPCC’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. In addition to factors previously disclosed in VPCC’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement, the inability to complete the Business Combination due to the failure to obtain approval of VPCC’s stockholders or Dave’s members, the failure to achieve the minimum amount of cash available following any redemptions by VPCC’s stockholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VPCC’s final prospectus dated March 4, 2021 relating to its initial public offering, the Definitive Proxy Statement/Prospectus, and other documents filed by VPCC from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results, performance or achievements may dier materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Dave’s and VPCC’s control. All information set forth herein speaks only as of the date hereof in the case of information about VPCC and Dave or the date of such information in the case of information from persons other than VPCC or Dave, and VPCC and Dave disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

We’re on a mission to build products that level the financial playing field

Our Business at a Glance

Growth and Scale

$147m
Q3 LTM Revenue

30%
LTM YoY Growth

Capital Efficiency

$61M
Equity Capital Raised

10-20X
Dave User Acquisition Outperformance vs. Neobanks [1]

Member Impact

>$1bn
Overdraft Fee Savings [2]

~$160m
New Income Earned by Dave Members through Side Hustle

Source: Dave Management.
Note: Dave has not yet completed its 2021 audit and therefore all financial statement information for the period ended September 30, 2021 is unaudited, preliminary and subject to change.

1. Based on news source reporting on neobank fundraising and user counts.
2. Dave users have taken over 30mm of overdraft protection advances, typically avoiding ~$35 overdraft fee from their legacy bank. Dave Users have recorded in aggregate $300-400mm / year in fees from their legacy banks in 2019 – 2020.

Dave

Capital Raised / Users Acquired [1]
Dave: $6
Other Neobanks: $75-100
Largest Neobanks: $125

11M


Dave Registered Users
2017
2018
2019
2020

Dave Opportunity

The existing financial system has failed to deliver…

Legacy banks charge Americans an average of $30 Billion in Fees Annually Dave Members pay an average $300-$400 per year to their legacy banks 50% of consumers knowingly overdraft to cover short term expenses despite the high fees • Costly Structurally high fees brick-and-mortar for the most vulnerable footprints customers • Legacy and âž” Poor accessibility, antiquated    technology stacks customer service, and and call centers digital user experience • Onerous regulatory âž” Innovator’s dilemma requirements (e.g., and constrained capital, interchange) investments Source: Dave Management, CFPB, industry reports and user feedback.

Neobanks haven’t solved the overdraft issue, leaving customers in dire financial need • Reliant on direct deposit relationship • Simplistic approach to underwriting • Non preemptive solution Source: Dave Management, CFPB, industry reports and user feedback.

...An estimated need our help Dave’s Estimated User TAM ~30-35M emergency People

Dave Our Differentiated Approach A focused banking service

ExtraCash

In 2017, Dave changed the industry with Extra Cash

- Dave ExtraCash and Insights was the first customer friendly alternative to overdraft
  - Currently, members can access and send up to **$250** interest free to their bank
  - Intelligent budgeting and alerts to monitor financial health
- Immediate eligibility through linked account
  - Gives us access to rich data for underwriting
- Fees are optional, which customers love; tips are shared with Feeding America
- ExtraCash **volume of ~$1bn** this year [1]



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[1] YTD based on nine months ended September 20, 2021

Side Hustle We help members put more money in their pockets. • First neobank to help users put money in their pockets by tapping into the gig economy • Opportunity to engage more meaningful fruit with partners to drive more Dave Banking deposits • Customers have already earned more than $160mm using Side Hustle

We’ve made a major impact already … $1,000,000,000 In Overdraft fees saved 1 13,000,000 Total Meals Pledged To Feeding America 2 $160,000,000 Earned Through Side Hustle Source: Dave Management. 1 Dave users have taken over 30mm of overdraft protection advances, typically avoiding ~$35 overdraft fee from their legacy bank. Dave Users have recorded in aggregate $300-400mm / year in fees from their legacy banks in 2019 – 2020. 2 Calculated as 10 meals per dollar donated.

… while building huge user delight Favorable Option of Each Brand 42 30 73 Peer-to-Peer A 36 32 68 Peer-to-Peer B 30 33 63 Bank A 26 29 55 Bank B 25 29 54 Challenger Bank A 25 25 50 Challenger Bank B 20 28 48 Very Favorable Somewhat Favorable 4.8 ~1M #1 App Store Rating Reviews 1 Highest favorability rating in the industry 2 Note: 1. Across all relevant mobile platforms. 2. According to market research conducted by Dave in June 2021 through a third-party using a quantitative online survey of 2,021 respondents across the United States.

Dave is now building a superior banking solution for those living paycheck to paycheck.

Dave Banking Building a better banking experience for our users Launched as a separate feature in December 2020 This is already going well ~$8m YTD revenue 1 Note: 1. Based on Transaction revenue through September 30, 2021.

Dave Banking Building a better banking experience for our users Launched as a separate feature in December 2020 This is already going well ~$8m YTD revenue 1 Note: 1. Based on Transaction revenue through September 30, 2021.

Dave Banking ‘Spend Now’ With Dave Spending ExtraCash with Dave will lead to a better experience and drive necessary trial to convert direct deposit Upcoming launches: • Spend instantly with Apple and Google Pay (est. Jan. 2022) • Cash Back with merchants in partnership with Mastercard (est. Feb. 2022)

Superior Banking Journey for our Members    Near Term Savings Social Long ProductsT Income Investing erm Side Hustle Current Nov 2018 Borrowing Protecting Extra Cash & Insights April 2017 Eƒcient Member Acquisition High-Engagement High-LTV & High-Engagement

Our Powerful Flywheel Help customers with highest impact financial needs like overdraft at low acquisition cost. Drive Provide trial of banking at cheaper rates than competition instant relief Graduate customers into higher ARPU products at best in class rates at no Better additional CAC products & prices High-impact products are Strong Unit Revenue-generative, Economics fueling marketing spend Cross attach customers to additional high Cross-engagement products that improve Attach financial health and member lifetime Network value Eects Drive word-of-mouth with customer delight and amplify with community products to scale customer base at low member acquisition cost

Dave Financial Snapshot

How We Generate Revenue Service Revenue Extra Cash: • We generate revenue when our users engage in cash advances for overdraft protection • Users can opt for free advances (1-3 days) or optional express fees for faster delivery • Users also provide voluntary tips • Additionally, we generate ancillary revenue from Insights, Rewards, and Side Hustle Transaction Revenue Dave Banking: • We receive debit interchange fees when users pay with their Dave debit card or fund their account via Debit rails • We also share in fees charged for out-of-network ATM withdrawals

Unparalleled capital efƒciency    Revenue Snapshot ($m) Achieved with just $61m of equity raised to date 2020A 2021 Growth in Focus 1.6m Favorable unit economics in place Significant option value of upcoming products YTD New Members Growth engine ready to deploy significant capital